BERRY GLOBAL GROUP, INC
March 10, 2021
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549
Attention:  Ms. Effie Simpson
Mr. Andrew Blume

Re:    Berry Global Group, Inc.
Form 10-K for the Fiscal Year Ended September 26, 2020
Filed November 23, 2020
File No. 001-35672

Dear Ms. Simpson and Mr. Blume:

Please find below the responses of Berry Global Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 26, 2021 regarding the Company’s Form 10-K for the Fiscal Year Ended September 26, 2020 (the “Form 10-K”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the Fiscal Year Ended September 26, 2020
Results of Operations, page 17

1. We note your results of operations discussion is primarily focused on net sales and operating income. Considering the number of line items and factors impacting operating income, please revise future filings to separately quantify and discuss, at the consolidated and segment levels, changes in each of the material line items included within operating income, such as cost of goods sold and selling, general and administrative expense. See SEC Release No. 33-8350. As part of your response, provide us with examples of your intended disclosures based on current financial results.

We acknowledge the Staff’s comment, and in future filings the Company will further separate items included in operating income.   Set forth below is an example of such disclosure for our most recently filed 10-Q:

Consolidated Overview
	Quarter	Prior Quarter	$ Change	% Change
Net sales	$3,136	$2,816	$320	11%
Cost of goods sold	2,518	2,296	222	10%
Other operating expenses	314	321	(7)	(2%)
Operating income	$304	$199	$105	53%

Net sales:  The net sales growth is primarily attributed to organic volume growth of 7%, a $50 million favorable impact from foreign currency changes and a $112 million benefit from extra shipping days in the Quarter partially offset by Prior Quarter divestiture sales of $15 million.  The organic volume growth was primarily due to organic growth investments, modest recovery of certain markets that had previously been facing COVID-19 headwinds, and higher demand in our health and hygiene products as the result of COVID-19.
Cost of goods sold:  The cost of goods sold increase is attributed to the organic volume growth, a $40 million increase from foreign currency changes and a $85 million increase from extra shipping days in the Quarter.  These increases were partially offset by Prior Quarter divestiture cost of goods sold of $13 million.
Other operating expenses: The other operating expenses decrease is primarily attributed a $12 million decrease in business integration expenses and a $7 million gain on the divested business in the Quarter.  These decreases were partially offset by wage inflation, increases from foreign currency changes, and the extra shipping days in the Quarter.
Operating income:  The operating income increase is primarily attributed to a $46 million increase from the organic volume growth, a $17 million favorable impact from price cost spread including cost synergies and favorable product mix, a $12 million decrease in business integration expense, a $7 million gain on the divested business in the Quarter, a $7 million favorable impact from foreign currency changes, and a $19 million benefit from extra shipping days in the Quarter.
Health, Hygiene & Specialties
	Quarter	Prior Quarter	$ Change	% Change
Net sales	$740	$610	$130	21%
Cost of goods sold	573	494	79	16%
Other operating expenses	71	69	2	3%
Operating income	$96	$47	$49	104%

Net sales:  The net sales growth in the Health, Hygiene & Specialties segment is primarily attributed to organic volume growth of 15% and a $36 million benefit from extra shipping days in the Quarter.  The organic volume growth was primarily due to organic growth investments and higher demand in our health and hygiene products as the result of COVID-19.
Cost of goods sold:  The cost of goods sold increase is attributed to the organic volume growth and a $26 million impact from extra shipping days in the Quarter.
Other operating expenses: The other operating expenses increase is primarily attributed to additional selling general and administrative expenses related to the extra shipping days in the Quarter.
Operating income:  The operating income increase is primarily attributed to a $24 million impact from the organic volume growth, a $16 million favorable impact from price cost spread including cost synergies and favorable product mix, and a $7 million benefit from extra shipping days in the Quarter.

Summarized Guarantor Financial Information, page 22

2. As required by Item 601(b)(22) of Regulation S-K, please revise future filings to include an Exhibit 22 listing each subsidiary guarantor, issuer or co-issuer.

We acknowledge the Staff’s comment and in future filings will include an Exhibit 22 listing each subsidiary guarantor, issue and co-issuer.

Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition and Accounts Receivable, page 31

3. We note that certain disclosures included in your fiscal 2019 Form 10-K related to variable consideration and the timing of your revenue recognition were not carried forward to the current filing. Please revise future filings to provide all material disclosures required by ASC 606-10-50-12(a) and ASC 606-10-50-20. Provide us with the disclosures you intend to provide.

We acknowledge the Staff’s comment and in future filings the Company will include additional disclosures related to variable consideration and timing of revenue recognition.  Set forth below is an example of such disclosure:
“There are no material instances where variable consideration is constrained and not recorded at the initial time of sale.  Generally, our revenue is recognized at a point in time for standard promised goods at the time of shipment, when title and risk of loss pass to the customer.”

4. We note that you have material non-U.S. income and, based on your disclosure on page 17, that your cash balance is "primarily" located outside of the U.S. Please disclose in future filings the amount of unremitted foreign earnings and the unrecognized deferred tax liability on unremitted foreign earnings, if practicable, or a statement that such determination is not practicable. See ASC 740-30-50-2(b) and 2(c). 805-10-55-41.

We acknowledge the Staff’s comment and in future filings the Company will disclose unremitted foreign earnings and a statement that the computation of the deferred tax liability associated with unremitted earnings is not practicable.
Stockholders’ Equity, page 48

5. Please tell us in sufficient detail how you determined it was appropriate to use the simplified method in determining the expected term of your stock option grants. See SAB Topic 14D. Also tell us and revise future filings to disclose the vesting and contractual terms of your stock options. See ASC 718-10-50-2(a).

The Company’s use of the simplified method is a result of a lack of sufficient relevant exercise data to provide a reasonable basis upon which to estimate expected option life.  This is due to (1) the relatively short duration the Company has had publicly traded stock compared to the Company’s stock option expiration life of 10 years and (2) significant changes in Company equity plan, number of participating employees and allocations of annual awards compared to historical practice.  The lack of sufficient relevant exercise data is evidenced by the fact that since the adoption of the 2015 Berry Plastics Group Long-Term incentive Plan less than 10% of options granted have been exercised.  We acknowledge the Staff’s question regarding the use of the simplified method and will continue to monitor our actual exercise data for sufficiency.
We acknowledge the Staff’s comment and in future filings will disclose the vesting and contractual terms of stock options grants.  Set forth below is an example of such disclosure:
“Options vest annually in five equal installments commencing one year from the date of grant and have a maximum term of 10 years from the date of grant.”

* * * *
Please contact me if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ Mark W. Miles
Mark W. Miles
Chief Financial Officer
Berry Global Group, Inc.